SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No.        0-23359

Anchor Glass Container Corporation

(Exact name of registrant as specified in its charter)

3101 W. Dr. Martin Luther King Jr. Blvd., Tampa, FL 33607    (813) 884-0000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.10 par value
11% Senior Secured Notes due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

      Approximate number of holders of record as of the certification or notice date:   As a result of consummation of the Registrant's Second Amended Plan of Reorganization, as supplemented (the "Plan"), which was confirmed by order of the United States Bankruptcy Court of the Middle District of Florida, Tampa Division, on April 18, 2006: no holders of the 11% Senior Secured Notes due 2013; approximately 32 holders of record of Common Stock to be issued upon consummation of the Plan; and all shares of Common Stock outstanding immediately prior to the consummation of the Plan were cancelled without consideration.

      Pursuant to the requirements of the Securities Exchange Act of 1934,Anchor Glass Container Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	May 3, 2006	By: /s/ Mark S. Burgess

Name: Mark S. Burgess Title: Chief Executive Officer